UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

KAISER ALUMINUM CORPORATION

(Name of issuer)

Common Stock, $0.01 Par Value Per Share

(Title of class of securities)

483007704

(CUSIP number)

December 31, 2009

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 7 Pages

1	Name of reporting persons VEBA for Retirees of Kaiser Aluminum
2	Check the appropriate box if a member of a group (see instruction) (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization Commonwealth of Pennsylvania
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 4,845,465
	7	Sole dispositive power 0
	8	Shared dispositive power 4,845,465
9	Aggregate amount beneficially owned by each reporting person 4,845,465
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instruction) ☐
11	Percent of class represented by amount in Row (9) 23.9%
12	Type of reporting person (see instructions) EP

Page 3 of 7 Pages

1	Name of reporting persons Independent Fiduciary Services, Inc.
2	Check the appropriate box if a member of a group (see instruction) (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization State of Delaware
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 4,845,465
	7	Sole dispositive power 0
	8	Shared dispositive power 4,845,465
9	Aggregate amount beneficially owned by each reporting person 4,845,465
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instruction) ☐
11	Percent of class represented by amount in Row (9) 23.9%
12	Type of reporting person (see instructions) IA

Page 4 of 7 Pages

EXPLANATORY NOTE

This Amendment No. 2 on Schedule 13G is being filed to amend the Schedule 13G filed on July 24, 2006 and the Amendment No. 1 on Schedule 13G filed on February 12, 2007 by VEBA for Retirees of Kaiser Aluminum (“VEBA”), and to report the beneficial ownership of VEBA at December 31, 2009.

Item 1 (a)		Name of Issuer:

Kaiser Aluminum Corporation

Item 1 (b)		Address of Issuer’s Principal Executive Offices:

27422 Portola Parkway, Suite 350 Foothill Ranch, California 92610-2831

Item 2 (a)		Name of Person Filing:

VEBA for Retirees of Kaiser Aluminum

Independent Fiduciary Services, Inc.

Item 2 (b)		Address of Principal Business Office or, if none, Residence:

VEBA for Retirees of Kaiser Aluminum c/o The Bank of New York Mellon Corporation, as Trustee for the VEBA for Retirees of Kaiser Aluminum One Mellon Center, Room 151-1935 Pittsburgh, PA 15258

Independent Fiduciary Services, Inc. 805 15th Street, NW, Suite 1120 Washington, D.C. 20005

Item 2 (c)		Citizenship:

VEBA for Retirees of Kaiser Aluminum: Commonwealth of Pennsylvania

Independent Fiduciary Services, Inc.: State of Delaware

Item 2 (d)		Title of Class of Securities:

Common Stock, $0.01 par value per share

Item 2 (e)		CUSIP Number:

483007704

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

	(e)	☒ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☒ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐ A non-U.S. institution, in accordance with §240.13d-1(b)(1)(ii)(J);

	(k)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ..

Page 5 of 7 Pages

Item 4.	Ownership.

VEBA for Retirees of Kaiser Aluminum

(a) Amount beneficially owned:

4,845,465

(b) Percent of class:

23.9%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

0

(ii) Shared power to vote or to direct the vote:

4,845,465

(iii) Sole power to dispose or to direct the disposition of:

0

(iv) Shared power to dispose or to direct the disposition of:

4,845,465

Independent Fiduciary Services, Inc.

(a) Amount beneficially owned:

4,845,465

(b) Percent of class:

23.9%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

0

(ii) Shared power to vote or to direct the vote:

4,845,465

(iii) Sole power to dispose or to direct the disposition of:

0

(iv) Shared power to dispose or to direct the disposition of:

4,845,465

At December 31, 2009, there were 4,845,465 shares of common stock of Kaiser Aluminum Corporation (the “Shares”) owned by VEBA For Retirees of Kaiser Aluminum (“VEBA”). Independent Fiduciary Services, Inc. (“IFS”) is an independent fiduciary of VEBA. Pursuant to the VEBA For Retirees of Kaiser Aluminum Trust Agreement dated October 3, 2007 (the “Trust Agreement”) and the Independent Fiduciary and Investment Advisor Engagement Letter dated April 5, 2006 (the “Engagement Letter”), IFS, as the independent fiduciary, has discretionary authority with respect to the disposition and voting of the Shares. Although IFS is granted exclusive voting and dispositive power of the Shares pursuant to the Trust Agreement and the Engagement Letter, VEBA is deemed to share voting and dispositive power due to its right to replace IFS as its independent fiduciary under such agreements.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below, the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

THE BANK OF NEW YORK MELLON, SUCCESSOR BY OPERATION OF LAW TO MELLON BANK, N.A., SOLELY IN ITS CAPACITY AS TRUSTEE FOR THE VEBA FOR RETIREES OF KAISER ALUMINUM, AND NOT IN ITS INDIVIDUAL CAPACITY

Date:	February 11, 2010	By:	/S/ BERNADETTE T. RIST
Bernadette T. Rist, Authorized Signatory

INDEPENDENT FIDUCIARY SERVICES, INC.

Date:	February 11, 2010	By:	/S/ RICHARD F. SCHMIDT
Richard F. Schmidt, Executive Vice President and CFO

Page 7 of 7 Pages

EXHIBIT A

Agreement for Joint Filing

The undersigned hereby agree that the Amendment 2 to Schedule 13G being filed with the Securities and Exchange Commission to report their beneficial ownership of more than 5% of the common shares of Kaiser Aluminum Corporation, a Delaware corporation, shall be, and is, filed on behalf of each of the undersigned.

THE BANK OF NEW YORK MELLON, SUCCESSOR BY OPERATION OF LAW TO MELLON BANK, N.A., SOLELY IN ITS CAPACITY AS TRUSTEE FOR THE VEBA FOR RETIREES OF KAISER ALUMINUM, AND NOT IN ITS INDIVIDUAL CAPACITY

Date:	February 11, 2010	By:	/S/ BERNADETTE T. RIST
Bernadette T. Rist, Authorized Signatory

INDEPENDENT FIDUCIARY SERVICES, INC.

Date:	February 11, 2010	By:	/S/ RICHARD F. SCHMIDT
Richard F. Schmidt, Executive Vice President and CFO